O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

June 15, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Diversified Healthcare Trust (“DHC” or the “Company”) PREC14A (the “Proxy Statement”) filed June 7, 2023 Filed be Flat Footed LLC and Marc Andersen (together “Flat Footed”) SEC File No. 001-15319

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 12, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Flat Footed. We have reviewed the Staff Letter with Flat Footed and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed June 7, 2023

Consequences of Defeating the DHC Merger Proposals, page 12

1.	In the last paragraph on page 8, modify the statement that the foregoing description is “not complete.” A summary is necessarily more condensed that the entire merger agreement but should describe its material terms. .

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

Additional Participant Information, page 18

2.	To the extent that these participants have interests in the solicitation beyond share ownership in DHC, please revise to describe and explain how defeating the merger proposals will or may affect them. See Item 5(b)(i) of Schedule 14A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 15, 2023

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement, consistent with Item 5(a) of Schedule 14A, to reflect its ownership of an aggregate principal amount of $154,821,275 of the Company’s unsecured notes (the “Notes”) and its belief that if the Merger Proposal is not approved by DHC shareholders, and the Merger cannot be consummated, DHC shareholders as well as holders of the Company’s unsecured notes will benefit. Please see page 18 of the Proxy Statement.

General

3.	Please ensure that all statements of opinion or belief in the proxy statement are characterized as such, and supported by a reasonable factual basis included in the proxy statement. Some (non-exhaustive) examples of beliefs which are not characterized as such and should be revised and supported include the following:
-	“This cements the complete lack of financial rationale for the transaction, other than enriching RMR, OPI and company advisors” (page 8);
-	“This is an incredibly high fee burden for a merger of this size” (page 8); and
-	“The Merger Proxy Statement confirms the proposed Merger undervalues DHC” (page 9).

Revise generally, including to provide the basis for statements recharacterized as beliefs and other assertions of fact found in this section of the proxy statement.

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 8 and 9 of the Proxy Statement.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman

cc:	Marc Andersen, Flat Footed LLC Sean O’Donnell and Christopher Carty, Herrick, Feinstein LLP Kenneth Mantel, Olshan Frome Wolosky LLP